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                                             OPPENHEIMERFUNDS
Robert G. Zack                               OppenheimerFunds, Inc.
Senior Vice President and                    Two World Trade Center, 34th Floor
Associate General Counsel                    New York, NY 10048-0203
                                             Tel 212 323 2000


                                             December 2, 1997


Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, VA 22312

      Re:   Oppenheimer Money Market Fund, Inc.
            File No. 811-2454
            Registration No. 2-49887

To the Securities and Exchange Commission:

      An electronic filing was made under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act") on behalf of Oppenheimer Money Market Fund, Inc. (the "Fund") on November 25, 1997 (accession number 0000074673-97-000007). The filing consisted of documents comprising Post-Effective Amendment No. 58 to the Fund's 1933 Act Registration Statement on Form N-1A and Amendment No. 27 to its 1940 Act Registration Statement (the "Amendment").

      Pursuant to Rule 477 of the 1933 Act, we are hereby requesting the withdrawal of this amendment filing. The reason for the withdrawal is that this filing was incorrectly marked as an amendment filed pursuant to Rule 486(b). The filing should have been marked as an amendment filed pursuant to Rule 485(b). A subsequent filing marked as such was made on November 26, 1997 (accession number 0000074673-97-000008).

     If you have any questions regarding this filing, please contact Patricia C. Foster, Esq. at (800) 552-1149.

                                                  Sincerely yours,


                                                  /s/ Robert G. Zack
                                                  -------------------------
                                                  Robert G. Zack
                                                  Assistant Secretary of the
                                                  Registrant